January 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest

Kristina Marrone

Kibum Park

Dorrie Yale

Re:	Millrose Properties, Inc.

Registration Statement on Form S-11 (File No. 333-283883)

CIK No.: 0002017206

Ladies and Gentlemen:

With respect to the above-referenced registration statement, as amended (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, Millrose Properties, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 9 a.m., Eastern Time, on January 17, 2025, or as soon as practicable thereafter.

Please contact Lillian Tsu of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2130, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Very truly yours,

MILLROSE PROPERTIES, INC.

By:	/s/ Mark Sustana
Name: Mark Sustana
Title: Vice President, General Counsel & Secretary

cc:	Darren Richman

Millrose Properties, Inc.

Lillian Tsu
Craig B. Brod
Shuangjun Wang
Cleary Gottlieb Steen & Hamilton LLP